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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                       ARABIAN SHIELD DEVELOPMENT COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK  $0.10 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  038465 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


           FAL HOLDINGS ARABIA CO. LTD., P.O. BOX 4900, RIYADH 11412,
           KINGDOM OF SAUDI ARABIA.           TEL: (966)  1-464-9770
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               NOVEMBER 17, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

CUSIP NO. 038465 10 0                                         PAGE 1 OF 4 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FAHAD MOHAMMED SALEH AL ATHEL
    P.O. BOX 4900, RIYADH 11412, KINGDOM OF SAUDI ARABIA
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
    NOT APPLICABLE                                                      (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    P F
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

    NOT APPLICABLE
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    KINGDOM OF SAUDI ARABIA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           3,370,000 + OPTION ON 2,390,773
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          NONE
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    3,370,000 + OPTION ON 2,390,773
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,370,000 + OPTION ON 2,390,773
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

     NOT APPLICABLE
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.7% + OPTION ON 10.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     I N
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 2 of 4 Pages

                                  SCHEDULE 13D

                              GENERAL INSTRUCTIONS

ITEM 1.  SECURITY AND ISSUER

                  Common Stock: $0.10 par value
                  Arabian Shield Development Company
                  Suite 175, 10830 North Central Expressway
                  Dallas, Texas 75231

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Fahad Mohammed Saleh Al Athel
         (b)      P.O. Box 4900, Riyadh 11412, Kingdom of Saudi Arabia
         (c)      Businessman
         (d)      Not applicable
         (e)      Not applicable
         (f)      Kingdom of Saudi Arabia

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Personal funds

ITEM 4.  PURPOSE OF TRANSACTION

         Increase in personal investment

         (a)(i) In November 1996 Fahad Mohammed Saleh Al Athel agreed to purchase a further 450,000 shares of unissued common stock at $1.00 per share, pursuant to an agreement from the Company dated November 15, 1996 (copy attached). This transaction was completed on May 30, 1997.

            (ii) On November 17, 1997 Fahad Mohammed Saleh Al Athel agreed to loan $200,000 to the Company for a period of two years. The loan carries an option to purchase 200,000 shares of the Company's unissued common stock at $1.00 per share.

         (b)   Not applicable
         (c)   Not applicable
         (d)   Not applicable

                                                               Page 3 of 4 pages



          (e)  Not applicable
          (f)  Not applicable
          (g)  Not applicable
          (h)  Not applicable
          (i)  Not applicable
          (j)  Not applicable

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a)  Fahad Mohammed Saleh Al Athel        3,370,000     shares of common
                                                                  stock (15.7%)

               Fahad Mohammed Saleh Al Athel          445.000     option on shares of
                                                                  common stock at
                                                                  $ 1.00 per share (1.8%)

               Saudi Fal Company Ltd.               1,945,773     option on shares of
                                                                  common stock at
                                                                  $ 1.00 per share (8.2%)

          (b)  Fahad Mohammed Saleh Al Athel    - sole power to vote and dispose
                                                  3,370,000 shares

          (c) (i) In November 1996 Fahad Mohammed Saleh Al Athel agreed to purchase 450,000 shares of unissued common stock at $ 1.00 per share, pursuant to an agreement from the Company dated November 15, 1996. This transaction was completed on May 30, 1997.

              (ii) In November 1997 Fahad Mohammed Saleh Al Athel acquired an option to purchase 200,000 shares of common stock at $ 1.00 per share, as described in item 4(a)ii above.

          (d)  Not applicable
          (e)  Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not applicable

                                                               Page 4 of 4 pages



ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          99.(a) Letter dated November 15, 1996 from Arabian Shield Development Company to Fahad Mohammed Saleh Al Athel agreeing to issue 450,000 shares common stock at $1.00 per share.

          99.(b) Letter dated November 13, 1997 from Arabian Shield Development Company to Fahad Mohammed Saleh Al Athel granting an option to purchase 200,000 shares of common stock in consideration for a loan to the Company of $200,000.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 14, 1998                              /s/ FAHAD MOHAMMED SALEH AL ATHEL
-----------------                              ---------------------------------
      Date                                                   Signature

                                                   Fahad Mohammed Saleh Al Athel

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                             EXHIBIT
-------                            -------
99.(a)    Letter dated November 15, 1996 from Arabian Shield Development Company to Fahad Mohammed Saleh Al Athel agreeing to issue 450,000 shares common stock at $1.00 per share.

99.(b) Letter dated November 13, 1997 from Arabian Shield Development Company to Fahad Mohammed Saleh Al Athel granting an option to purchase
          200,000 shares of common stock in consideration for a loan to the Company of $200,000.